COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2007 MAY 14 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07023473

May 10, 2007

Offi ... ance
Divi ...
Secu... and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English version of (i) Commerzbank's unaudited Interim Report for the fiscal quarter ended as of March 31, 2007 including consolidated financial results for the Commerzbank Group, (ii) a presentation for analysts given yesterday regarding Commerzbank's recently released interim results for the fiscal quarter ended as of March 31, 2007, and (ii) a press release issued yesterday in Frankfurt, Germany, regarding Commerzbank's preliminary results for the first quarter of 2007. All three items are also available on Commerzbank's website. These items may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
VP & Acting General Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosures

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

5/14

SEC File No.
082-02523

CIK 0000852933

COMMERZBANK

– Investor Relations –

May, 9th 2007

INVESTOR RELATIONS INFORMATION

Interim report for March 31:

- **Commerzbank reports successful start to 2007**
- **Operating profit at EUR 908 million – Net profit at EUR 609 million**
- **Clean operating profit up by 55%**
- **Net RoE of 19.6%**

Commerzbank has made a good start to 2007. The operating profit adjusted by one-off gains on participations surpassed the corresponding result of the previous year by 55% and therefore is Commerzbank's best ever quarterly result. The clean net profit even rose by 66%. At EUR 908 million, the reported operating profit is marginally lower than the previous year's result which was strongly influenced by the sale of the stake in Korea Exchange Bank.

Based on the net profit of EUR 609 million and earnings per share of EUR 0.93, the net RoE reached an excellent 19.6%. Commerzbank has also made further progress in improving the operating cost/income ratio, which is at 56%. The Board of Managing Directors commented: "These results strengthen our confidence in exceeding our target returns for 2007, although it is clearly premature to make a projection for the entire year based on the first quarter of the year."

At EUR 1.05 billion, **net interest income** was higher than in the previous quarter and almost as high as in the first quarter of 2006 on a pro-forma basis reflecting the full integration of Eurohypo. This is despite the effects of lower dividend income caused by the disposal of non-strategic equity holdings as well as the absence of interest income following the outsourcing of company pension provisions. Without the impact of the flat yield curve that created difficult conditions for the Public Finance and Treasury segment, net interest income would have been even higher than in the previous year. **Loan loss provisions** at EUR 160 million are on a pro-rata basis at the upper limit of the LLP-guidance for 2007.

Net commission income saw a double-digit increase to EUR 847 million, due to the buoyant retail securities business and higher revenues earned from both Asset Management and real estate transactions. The results of the Corporates & Markets segment exceeded last year's results, whilst the overall **trading result** reached EUR 301 million, almost as high as last year's strong figures. Around half of the earnings from the **investments and securities portfolio**

Responsibility: Commerzbank Aktiengesellschaft
Group Communication - IR -
60261 Frankfurt am Main

Tel. +49 (0) 69 1 36-2 22 55
Fax +49 (0) 69 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

resulted from the sale of stakes in Deutsche Börse, Germanischer Lloyd and the Polish subsidiary Skarbiec Asset Management Holding.

Commerzbank continues to keep costs firmly under control. Despite additional investment growth programmes, pro-forma **operating expenses** rose only 3% to EUR 1.36 billion.

The **core capital ratio** improved to 6.9%, thus placing it within the upper portion of its target range of 6.5% to 7%, whilst the **consolidated balance sheet total** of EUR 609 billion at end of the quarter remained nearly unchanged from the previous quarter.

Performance of operating segments excellent

Commerzbank changed the format of its segment report at the beginning of the year, mainly driven by the sale of its UK subsidiary Jupiter. As a result, cominvest's asset management business was integrated into the Private and Business Customers segment, and the real estate activities of the Commerz Grundbesitz Group are now reported under Commercial Real Estate. Finally, all remaining international asset management activities are now reported under Others and Consolidation.

The extended **Private and Business Customers** segment succeeded in increasing its operating profit to EUR 145 million, up 23% over the previous year. That segment benefited both from the initial rewards being seen from the growth initiatives launched last October as well as from favourable conditions in financial markets. As a result, the bank has gained more than 150,000 new retail customers within the last twelve months. The bank expects its extensive investments in the branch business and subsidiary comdirect to further improve financial performance from 2008 onwards.

Considerably higher revenues from net interest and commissions in conjunction with lower loan loss provisions led to a further increase in profits from the **Mittelstand** segment. Operating profit rose sharply by 87% to EUR 266 million. This yielded a strong operating return on equity of 36% at a cost/income ratio of less than 50%.

Corporates & Markets achieved an operating result of EUR 174 million, putting it on a par with the previous year, while boosting its return on equity to 32%. The results were driven by trading profit and net interest income from business with multinational companies.

In the **Commercial Real Estate** segment, an active realignment towards more commission-based business, such as securitization and syndication has brought an 18% increase in operating profit to a total of EUR 164 million. New business once again reached the record amount of EUR 11 billion generated in the previous quarter.

The **Public Finance and Treasury** segment continued to experience difficult conditions as a result of the prevailing unfavourable interest rate environment. Despite this, the operating return on equity was a respectable 26%.

Commerzbank confident about future

The Board of Managing Directors believes that the group is well prepared for the future, commenting "Our core business areas are in good shape, we have significantly strengthened our market position in Germany and we certainly see potential for further growth. We expect business to be boosted by Germany's continued strong economic growth as well as the positive sentiment in financial markets."

The complete interim report can be found online at
https://www.commerzbank.com/aktionaere/konzern/index.html.
Dr. Eric Strutz, CFO of Commerzbank, will host an analyst conference call on the results today at 9 a.m. Corresponding charts can be found at:
https://www.commerzbank.com/aktionaere/index.html

Responsibility: Commerzbank Aktiengesellschaft
Group Communication - IR -
60261 Frankfurt am Main

Tel. +49 (0) 69 1 36-2 22 55
Fax +49 (0) 69 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

Commerzbank Group: Consolidated income statement (in EUR million):

	1st quarter 2007	1st quarter 2006	Change in %
Net interest income	1,045	831	+25.8
Provision for possible loan losses	- 160	- 159	+0.6
Net commission income	847	734	+15.4
Trading profit	301	320	-5.9
Earnings from the investments	225	445	-49.4
Other result	10	- 21	.
Operating expenses	1360	1190	+14.3
Operating profit	**908**	**960**	**-5.4**
Taxes	267	183	+45.9
After-tax profit	**641**	**777**	**-17.5**
Consolidated surplus	**609**	**743**	**-18.0**
Profit per share in EUR	0.93	1.13	
Return on equity on the consolidated surplus[1)]	19.6%	26.3%	
Cost/income ratio in operating business	56.0%	51.5%	

[1)] annualized

Responsibility: Commerzbank Aktiengesellschaft
Group Communication - IR -
60261 Frankfurt am Main

Tel. +49 (0) 69 1 36-2 22 55
Fax +49 (0) 69 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

SEC File No.
082-02523

CIK 0000852933

| interim report as of march 31, 2007 |

RECEIVED
2007 MAY 14 A 9:
ICE OF INTER
CORPORATE F

COMMERZBANK



highlights of commerzbank group

	1.1.–31.3.2007	1.1.–31.3.2006
Income statement		
Operating profit (€ m)	908	960
Operating profit per share (€)	1.38	1.46
Pre-tax profit (€ m)	908	960
Consolidated surplus (€ m)	609	743
Earnings per share (€)	0.93	1.13
Operating return on equity[1] (%)	27.0	31.5
Cost/income ratio in operating business (%)	56.0	51.5
Return on equity of consolidated surplus[1] (%)	19.6	26.3

	31.3.2007	31.12.2006
Balance sheet		
Balance-sheet total (€ bn)	609.4	608.3
Risk-weighted assets according to BIS (€ bn)	234.9	231.5
Equity (€ bn) as shown in balance sheet	16.1	15.3
Own funds (€ bn) as shown in balance sheet	30.6	30.1
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	7.0	6.8
Core capital ratio, including market-risk position (%)	6.9	6.7
Own funds ratio (%)	11.0	11.1

	31.3.2007	31.3.2006
Commerzbank share		
Number of shares issued (million units)	657.2	656.8
Share price (€, 1.1.–31.3.) high	33.71	33.36
low	28.95	24.89
Book value per share[2] (€)	23.14	21.27
Market capitalization (€ bn)	21.8	21.6
Staff		
Germany	27,168	27,136
Abroad	8,723	8,409
Total	35,891	35,545
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A2
Standard & Poor's, New York	A-1/A	A-2/A-
Fitch Ratings, London	F1/A	F1/A

1) annualized; 2) excluding cash flow hedges and minority interests.

The figures contained in this report are unaudited.

interim report as of march 31, 2007

To our shareholders

Commerzbank has got off to a good start in 2007. We posted an operating profit of €908m for the first three months, which is almost as high as the record level set in the first quarter of 2006 and came despite considerably lower proceeds from the disposal of investments. We have advanced strongly in our operating business and have made significant progress in terms of net commission income in particular. Our growth and efficiency initiatives are paying off in all our core business areas, and we have also received further impetus from the resurgent financial markets and the surprisingly robust economic growth in Germany.

Rising operating income

The figures reported in the income statement can only be compared with last year's numbers to a limited extent, as in the first quarter of 2006 Eurohypo was still consolidated at equity, i.e. the pro-rata contribution for our holding was stated under net interest income.

In the first three months of this year the Commerzbank Group posted a net interest income of €1,045m, an increase of 25.8% compared with the same period last year. However on a pro-forma basis, i.e. taking Eurohypo fully into account in the comparison, there was a slight reduction. One factor that has to be borne in mind is that the further disposal of non-strategic equity holdings last year now means less dividend income. Furthermore, following the segregation of a large part of our pension provisions we no longer have the corresponding interest income. Despite these dampening effects, the overall net interest income in the first three months would even have been 5% higher than last year had the persistently flat yield curve not continued to weigh on the Public Finance and Treasury segment.

We reported provisioning of €160m for the first quarter of this year. Fully including Eurohypo, this corresponds to one quarter of the loan loss provisions from the ongoing business of €637m for 2006. We expect this figure to be the upper limit for provisioning this year.

There was a pleasingly strong rise in net commission income, especially in securities transactions and in asset management, but also in the case of real-estate transactions. All in all, we posted €847m for the first quarter of this year, an increase of 15.4% year-on-year. This reflected the upbeat mood on the financial markets, but is also a sign that our efforts to achieve a lasting improvement in commission income and bring greater stability to our earnings performance are paying off.

We were also once again very pleased with our trading profit. Despite a negative contribution from the result of hedge accounting this came in at €301m, close to the excellent level recorded in the first quarter of 2006. We were again particularly successful in equity derivatives and in currency trading. In the case of the trading profit, our move towards customer-driven business has enabled us to achieve earnings that are much more consistent and hence also of better quality.

We also enjoyed strong earnings on our investments and securities portfolio once again, posting a result of €225m overall. Around half of this stemmed from the sale of investments and share stakes, primarily the disposal of our interests in Germanischer Lloyd, Deutsche Börse and the Polish company Skarbiec Asset Management Holding. We also used the favourable market environment to take profits in our portfolio of fixed-income securities. In the first quarter of 2006 the result on investments and securities portfolio was much higher at €445m; over €400m of this figure stemmed from the partial sale of our stake in Korea Exchange Bank alone.

Costs still under control despite capital expenditure

Administrative expenses totalled €1.36bn in the first quarter of 2007, an increase of 14.3% compared with the same period last year. The more meaningful pro-forma figure shows a moderate rise of 3.0%. Personnel expenses rose to €815m. As of March 31, 2007 the Commerzbank Group employed 35,891 staff, an increase of 346 year-on-year. Due to the high capital expenditure on growth and efficiency initiatives, other expenses increased to €460m. Depreciation on fixed assets and other intangible assets rose to €85m.

Profitability improving

The operating profit for January to March 2007 came in at €908m, following €960m last year. When adjusted for the net result from the sale of investments, the operating profit was more than 50% higher as one year ago, reflecting the high level of profitability in the first quarter of 2007.

After the deduction of taxes and the profits and losses attributable to minority interests, the remaining consolidated surplus is €609m, compared with €743m last year. Here too, however, the comparison should be made with the adjusted figures; these show that the consolidated surplus was 66% higher than last year.

With an average 656.5 million shares outstanding we posted earnings per share of €0.93 for the first quarter of 2007. The figure last year for an average of 656.2 million was €1.13.

Consolidated total assets of €609bn

As of March 31 this year the total assets of Commerzbank Group stood at €609.4bn, virtually unchanged compared with the end of 2006. Equity capital grew 5.0% to €16.1bn. This came almost exclusively on the back of the inclusion of the consolidated surplus for the first quarter. Despite further disposals of investments, the revaluation reserve receded only slightly by 5.0%. Meanwhile, there was a modest rise in risk assets of 1.5%. The core capital ratio rose from 6.7% at the end of 2006 to 6.9% and is thus at the upper end of our target range of 6.5% to 7.0%. Our own funds ratio stood at 11.0%, thus remaining virtually unchanged from the year-end level.

Changes in segment reporting

Starting from the first quarter of 2007, we are no longer reporting on Asset Management as a separate segment. The primary reason for this is that with effect from January this year, we have transferred Real Estate Asset Management, i.e. Commerz Grundbesitz Group, to the Commercial Real Estate segment as part of our efforts to concentrate our real-estate activities. Furthermore, in March we signed the agreement to sell our UK asset management firm Jupiter International Group. The transaction is to be completed by July, hence the company will probably no longer be consolidated from the third quarter of 2007 onwards. This leaves primarily German Asset Management (cominvest), which we have integrated in the Private and Business Customers segment. We will report on our international asset management activities under the "Others and Consolidation" segment.

The composition of the segments and the segment reporting principles are explained in detail on pages 13 and 14 of this report.

Private and Business Customers:
the growth initiatives are taking hold

The Retail and Business Customers segment – including the private customer business of Eurohypo from the second quarter of 2006 onwards and German Asset Management since January 2007 – is well on track. The growth initiatives are starting to pay off: within the past twelve months, we have gained a net total of more than 150,000 new customers, cominvest has increased its assets under management by €5bn since March last year, and comdirect was able to post a further increase on its record result in the first quarter of 2006.

All in all, net interest income rose by 10.8% to €319m. However, the pro-forma comparison shows a decline of 4.5%, resulting from a deliberate reduction of the Eurohypo loan portfolio. Net commission income

rose to €430m on the back of the lively securities business. Despite the capital expenditure in our growth initiatives, there was only a slight rise in administrative expenses.

The operating profit reached €145m, compared with €137m (or €118m pro forma) a year earlier. Due to the higher average equity tied up, the operating return on equity fell from 25.9% to 22.9%. However on a pro-forma basis there was a clear improvement from last year's figure of 17.6%. The cost/income ratio fell somewhat from 71.9% (pro forma 73.5%) to 71.0%.

Earnings continuing to improve in the *Mittelstand* segment

There has thus far been little sign of the strong economic momentum being reflected in rising demand for credit in the domestic *Mittelstand* business. However there has been a clear drop in provisioning due to the improvement in the quality of the portfolio. The 5.4% increase in net interest income was essentially attributable to BRE Bank expanding its business. There was a pleasing 17.6% rise in net commission income. In Germany in particular we were able to improve sales of attractive investment and risk management products. Administration expenses remained at the same level as last year, as the higher capital expenditure at BRE Bank was offset by efficiency gains in corporate banking in Germany.

All in all, the operating profit rose by 75% compared with the first quarter of 2006 to €266m. With a lower level of average equity tied up, the operating return on equity jumped from 18.5% last year to an excellent 35.9%. The cost/income ratio fell from an already good level of 53.7% to 47.7%.

Corporates & Markets continuing to pursue successful course

In our business with selected larger corporates and multinationals we were able to improve margins in both the lending and deposits business. Our West European locations also contributed to the growth in net interest income. Net commission income remained at the same level as last year, while the trading profit even exceeded the excellent result posted in the first quarter of 2006. Credit and currency trading contributed to this, as did the equity derivatives business. Thanks to persistently strict cost management, there was only a modest increase in administration expenses.

The operating profit came in at €174m, and thus did not quite reach the record level of €188m posted in the first quarter of 2006. However, given that we noticeably reduced the average equity tied up by means of increased syndication activities, the operating return on equity improved from 26.8% to 31.7%. The cost/income ratio rose from 55.7% but still remained good at 57.9%.

Commercial Real Estate: focus on commission-earning business

In this segment it is scarcely possible to draw comparisons using the figures reported. Only the pro-forma comparison is meaningful, i.e. with Eurohypo included fully in the first quarter of 2006: new business reached €11bn, thus matching the record level posted in the fourth quarter of 2006; at €211m, net interest income remained at last year's level. However there was a strong increase in net commission income, which rose by 35.1% to €100m. The efforts by Eurohypo to make increasing use of capital-market products such as syndication and securitization are paying off in this regard. Meanwhile, the Commerz Grundbesitz Group was also able to increase significantly the commission income. The higher administration expense is attributable to the international expansion of Eurohypo.

All in all, the operating profit increased by 18.0% in the pro-forma comparison to €164m. Due to the rise in foreign loan volumes, there was an increase in the average equity tied up. The return on equity was therefore only slightly higher year-on-year at 15.7%. With 40.8%, the cost/income ratio remained at a good level.

Public Finance and Treasury: satisfactory performance despite unfavourable interest-rate trend

In this segment too, it is only the pro-forma comparison that offers sound information due to the significance of the Eurohypo business. Net interest income

was nearly halved compared with last year, due to the difficult interest-rate environment. However, thanks to active portfolio management in Public Finance the result on investments and securities portfolio made an encouragingly high contribution.

The operating profit reached €77m, 15.4% less than in the same quarter of 2006. With a slightly higher level of equity tied up, the operating return on equity fell from 33% to 26.3%. The cost/income ratio rose from 18% to a still excellent level of 24.1%.

International asset management units now under "Others and Consolidation"

The net interest income in this segment was bolstered by the lower refinancing costs as a result of the reduction in equity holdings, and posted a gain of €13m. Net commission income was on a par with last year. The result on investments and securities portfolio of €113m was influenced by the proceeds from the sale of our interests in Germanischer Lloyd and Deutsche Börse.

We recorded an operating profit of €82m in this segment in the first three months of this year. The international asset management units contributed around €20m of this figure. The high result of €381m posted in the first quarter of 2006 included the proceeds from the partial sale of our stake in Korea Exchange Bank.

Well positioned for the future

All in all, the Commerzbank Group posted an operating return on equity of 27.0% in the first quarter of 2007 and a return on equity on the consolidated surplus of 19.6%. The cost/income ratio came in at a good level of 56.0%. We may not be able to make a projection for the entire year based on these achievements, yet it strengthens our confidence in our ability to surpass our target returns for 2007. Our core business areas are in good shape, we have significantly strengthened our market position in Germany and we certainly see potential for further growth. We expect business to be boosted by Germany's continued strong economic growth as well as the positive mood on financial markets.

Frankfurt am Main, May 2007
The Board of Managing Directors



DECLARATION OF COMPLIANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) – ACCOUNTING PRINCIPLES AND CONSOLIDATED COMPANIES –

Accounting principles

Our interim financial statements as of March 31, 2007, were prepared in accordance with Art. 315a (1) of the German Commercial Code (HGB) and Regulation (EC) No. 1606/2002 (IAS Regulation) of the European Parliament and of the Council of July 19, 2002, together with other regulations for adopting certain international accounting standards on the basis of the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS), approved and published by the International Accounting Standards Board (IASB).

In preparing this interim report, we have in principle employed the same accounting policies as in our consolidated financial statements as of December 31, 2006 (see page 112ff. of our 2006 annual report).

Sales margins from foreign exchange transactions were previously reported in the income statement under "Net result on trading". From 2007 financial year onward, these will be reported under "Net commission income", as is now the international norm. We have adjusted the previous years' figures accordingly. In respect of the first quarter of 2006, the reclassification amounts to €16m.

Adjustment to the provision for possible loan losses in accordance with IAS 8

As of December 31, 2006, we effected a backdated increase in the provision for possible loan losses in accordance with IAS 8.42. Details may be found in Note 2 to the consolidated financial statements as at December 31, 2006. This adjustment also affects the results for the first three quarters of 2006, which we have adjusted in this report to make comparisons easier.

Consolidated companies

On March 17, 2007, we signed an agreement to sell our subsidiaries Commerz Asset Management (UK) plc, London, and Jupiter International Group plc, London. Until the shares have finally been transferred, we are reporting these companies' assets and liabilities in compliance with IFRS 5 under "Other assets" or "Other liabilities". The individual amounts may be found in the respective Note.

The subsidiaries Skarbiec Asset Management Holding SA, Warsaw, BRE Agent Transferowy Sp. z o.o., Warsaw, and SKARBIEC Towarzystwo Funduszy Inwestycyjnych SA, Warsaw, as well as the special-purpose entity Comas Strategy Fund Limited, Grand Cayman, were deconsolidated in January 2007.

Commerz Grundbesitz Beteiligungsgesellschaft mbH & Co. KG, Frankfurt am Main, is newly consolidated as of January 1, 2007.

This has no material effect on the consolidated financial statements.

consolidated income statement

	Notes	1.1.–31.3.2007 € m	1.1.–31.3.2006 € m	Change in %
Net interest income	(1)	1,045	831	25.8
Provision for possible loan losses	(2)	–160	–159	0.6
Net interest income after provisioning		885	672	31.7
Net commission income	(3)	847	734	15.4
Trading profit	(4)	301	320	–5.9
Net result on investments and securities portfolio (available for sale)	(5)	225	445	–49.4
Other result	(6)	10	–21	.
Operating expenses	(7)	1,360	1,190	14.3
Operating profit		**908**	**960**	**–5.4**
Restructuring expenses		–	–	.
Pre-tax profit		**908**	**960**	**–5.4**
Taxes on income		267	183	45.9
After-tax profit		**641**	**777**	**–17.5**
Profit/loss attributable to minority interests		–32	–34	–5.9
Consolidated surplus		**609**	**743**	**–18.0**

Earnings per share	1.1.–31.3.2007	1.1.–31.3.2006	Change in %
Operating profit (€ m)	908	960	–5.4
Consolidated surplus (€ m)	609	743	–18.0
Average number of ordinary shares issued (units)	656,491,019	656,159,771	0.1
Operating profit per share (€)	1.38	1.46	–5.5
Basic earnings per share (€)	0.93	1.13	–17.7

The basic earnings per share, calculated in accordance with IAS 33, are based on the consolidated surplus. Minority interests are not taken into consideration.

In the financial year as in the previous year, no conversion or option rights were outstanding. The diluted earnings per share, therefore, correspond to the basic earnings per share.

CONSOLIDATED INCOME STATEMENT (QUARTER-ON-QUARTER COMPARISON)

€m	1st quarter 2007	4th quarter 2006	3rd quarter 2006	2nd quarter 2006	1st quarter 2006
Net interest income	1,045	975	1,050	1,060	831
Provision for possible loan losses	–160	–79	–415	–225	–159
Net interest income after provisioning	885	896	635	835	672
Net commission income	847	798	718	677	734
Trading profit	301	286	168	337	320
Net result on investments and securities portfolio (available for sale)	225	50	91	184	445
Other result	10	–4	17	–6	–21
Operating expenses	1,360	1,395	1,292	1,327	1,190
Operating profit	**908**	**631**	**337**	**700**	**960**
Restructuring expenses	–	39	–	214	–
Pre-tax profit	**908**	**592**	**337**	**486**	**960**
Taxes on income	267	174	84	146	183
After-tax profit	**641**	**418**	**253**	**340**	**777**
Profit/loss attributable to minority interests	–32	–66	–36	–55	–34
Consolidated surplus	**609**	**352**	**217**	**285**	**743**

consolidated balance sheet

Assets	Notes	31.3.2007 € m	31.12.2006 € m	Change in %
Cash reserve		2,720	5,967	–54.4
Claims on banks	(9, 11)	73,352	75,271	–2.5
Claims on customers	(10, 11)	295,537	294,471	0.4
Provision for possible loan losses	(12)	–7,227	–7,371	–2.0
Positive fair values attributable to derivative hedging instruments		7,114	6,979	1.9
Assets held for trading purposes	(13)	89,101	85,527	4.2
Investments and securities portfolio	(14)	136,642	135,291	1.0
Intangible assets	(15)	1,324	1,680	–21.2
Fixed assets	(16)	1,356	1,388	–2.3
Tax assets		5,899	5,918	–0.3
Other assets	(17)	3,598	3,218	11.8
Total		**609,416**	**608,339**	**0.2**

Liabilities and equity	Notes	31.3.2007 € m	31.12.2006 € m	Change in %
Liabilities to banks	(18)	122,031	125,825	–3.0
Liabilities to customers	(19)	142,587	141,214	1.0
Securitized liabilities	(20)	228,715	228,753	0.0
Negative fair values attributable to derivative hedging instruments		13,537	14,119	–4.1
Liabilities from trading activities	(21)	61,641	59,248	4.0
Provisions	(22)	3,304	3,346	–1.3
Tax liabilities		4,350	4,127	5.4
Other liabilities	(23)	2,604	1,582	64.6
Subordinated capital	(24)	11,017	11,274	–2.3
Hybrid capital	(25)	3,552	3,540	0.3
Equity of Commerzbank Group		16,078	15,311	5.0
Subscribed capital		1,708	1,705	0.2
Capital reserve		5,707	5,676	0.5
Retained earnings		5,165	5,166	0.0
Revaluation reserve		1,658	1,746	–5.0
Valuation of cash flow hedges		–235	–381	–38.3
Reserve from currency translation		–143	–143	0.0
2006 consolidated profit*)		493	493	0.0
Consolidated surplus 1.1.–31.3.2007		609	–	·
Total before minority interests		14,962	14,262	4.9
Minority interests		1,116	1,049	6.4
Total		**609,416**	**608,339**	**0.2**

*) after allocation to retained earnings

statement of changes in equity

The changes in the Commerzbank Group's equity were as follows during the first three months:

€ m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Valuation of cash flow hedges	Reserve from currency translation	Consolidated profit	Total before minority interests	Minority interests	Equity
Equity as of 1.1.2006	1,705	5,686	4,033	1,995	–1,069	–107	328	12,571	947	13,518
Consolidated profit							493	493		493
Allocation to retained earnings			1,104					1,104		1,104
Profits/losses								–	191	191
Changes in revaluation reserve				–112				–112	–156	–268
Changes arising from cash flow hedges					682			682	91	773
Changes in currency reserve						–36		–36		–36
Comprehensive income 2006	–	–	1,104	–112	682	–36	493	2,131	126	2,257
Capital increases								–	25	25
Issue of shares to employees	1	8						9		9
Profits/losses in previous year								–	–106	–106
Allocation to retained earnings (minority interests)								–	32	32
Dividend							–328	–328		–328
Changes in companies included in consolidation and other changes*)	–1	–18	29	–137	6			–121	25	–96
Equity as of 31.12.2006	1,705	5,676	5,166	1,746	–381	–143	493	14,262	1,049	15,311
Consolidated profit							609	609		609
Allocation to retained earnings								–		–
Profits/losses								–	32	32
Changes in revaluation reserve				–88				–88	–23	–111
Changes arising from cash flow hedges					146			146	24	170
Changes in currency reserve						–		–		–
Comprehensive income for the first quarter 2007	–	–	–	–88	146	–	609	667	33	700
Capital increases								–	24	24
Issue of shares to employees								–		–
Profits/losses in previous year								–	–149	–149
Allocation to retained earnings (minority interests)								–	79	79
Dividend								–		–
Changes in companies included in consolidation and other changes*)	3	31	–1					33	80	113
Equity as of 31.3.2007	1,708	5,707	5,165	1,658	–235	–143	1,102	14,962	1,116	16,078

*) including change in treasury shares

cash flow statement

€ m	2007	2006
Cash and cash equivalents as of 1.1.	5,967	8,628
Net cash provided by operating activities	–2,272	36,719
Net cash used by investing activities	–765	–46,769
Net cash provided by financing activities	–211	5,475
Total cash flow	–3,248	–4,575
Effects of exchange-rate changes	1	–12
Cash and cash equivalents as of 31.3.	2,720	4,041

The chart shows the cash flow within the Commerzbank Group. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

NOTES TO THE INCOME STATEMENT

(1) Net interest income

	1.1.-31.3.2007 € m	1.1.-31.3.2006 € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	5,294	2,699	96.1
Dividends from securities	14	33	–57.6
Current result on investments, investments in associated companies and holdings in subsidiaries	32	85	–62.4
Current income from leasing and comparable assets	49	53	–7.5
Interest income	*5,389*	*2,870*	*87.8*
Interest paid on subordinated and hybrid capital and also on securitized and other liabilities	4,301	1,994	.
Current expenses from leasing and comparable assets	43	45	–4.4
Interest expenses	*4,344*	*2,039*	.
Total	**1,045**	**831**	**25.8**

The interest margin, based on the average risk-weighted assets in the on-balance-sheet business according to BIS, was 2.19% (previous year period: 2.89%).

(2) Provision for possible loan losses

	1.1.-31.3.2007 €m	1.1.-31.3.2006 €m	Change in %
Allocation to provisions	–246	–186	32.3
Reversals of provisions	96	32	·
Balance of direct write-downs and amounts received on written-down claims	–10	–5	·
Total	**–160**	**–159**	**0.6**

(3) Net commission income

	1.1.-31.3.2007 €m	1.1.-31.3.2006 €m	Change in %
Securities transactions	337	316	6.6
Asset management	203	174	16.7
Payment transactions and foreign commercial business	117	120	–2.5
Real-estate business	64	23	·
Guarantees	46	42	9.5
Income from syndicated business	31	28	10.7
Other net commission income	49	31	58.1
Total	**847**	**734**	**15.4**

Net commission income includes €143m (previous year: €98m) of commissions paid.

(4) Trading profit

	1.1.-31.3.2007 €m	1.1.-31.3.2006 €m	Change in %
Net result on trading	299	306	–2.3
Net result on the valuation of derivative financial instruments	8	–19	·
Net result on hedge accounting	–18	6	·
Net result from applying the fair value option	12	27	–55.6
Total	**301**	**320**	**–5.9**

	1.1.-31.3.2007	1.1.-31.3.2006	Change
	€ m	€ m	in %
Corporates & Markets	268	254	5.5
Equity	137	155	–11.6
Fixed Income	87	70	24.3
Foreign Exchange	44	29	51.7
Treasury	–10	24	·
Others	41	28	46.4
Total	**299**	**306**	**–2.3**

(5) Net result on investments and securities portfolio (available for sale)

	1.1.-31.3.2007	1.1.-31.3.2006	Change
	€ m	€ m	in %
Net result on available-for-sale securities	155	13	·
Net result on disposals and valuation of investments, investments in associated companies and holdings in subsidiaries	70	432	–83.8
Total	**225**	**445**	**–49.4**

(6) Other result

	1.1.-31.3.2007	1.1.-31.3.2006	Change
	€ m	€ m	in %
Other income	79	57	38.6
Other expenses	69	78	–11.5
Total	**10**	**–21**	·

(7) Operating expenses

	1.1.-31.3.2007	1.1.-31.3.2006	Change
	€ m	€ m	in %
Personnel expenses	815	734	11.0
Other expenses	460	387	18.9
Current depreciation on fixed assets and other intangible assets	85	69	23.2
Total	**1,360**	**1,190**	**14.3**

(8) Segment reporting

Segment reporting reflects the results of the operational business lines within the Commerzbank Group. It is based on our internal management information, which is compiled every month in accordance with IAS rules.

Starting from the beginning of 2007, we have slightly modified the segment reporting for some items in the income statement:

From the first quarter of 2007, the Asset Management segment no longer appears separately in the segment reports. This is due to the transfer of Real Estate Asset Management to the Commercial Real Estate segment and the sale of the UK asset management firm Jupiter, which will probably be deconsolidated from the third quarter.

Furthermore, in keeping with the accounting practices of other major European banks, the income from FX sales will in future be stated under commission income and not under trading profits as was previously the case.

Finally, a stable share in the income from the global treasury activities of Commerzbank AG will be distributed in future. Previously, only portions of the income from domestic treasury activities were allocated to other segments. Furthermore, in keeping with the reporting practice of Commerzbank, the non-volatile share in the income of Eurohypo treasury activities will also be allocated to the respective segments. Income from foreign treasury activities will be shown under the corresponding locations outside Germany.

The year-ago figures have been adjusted in line with the new form of presentation.

In our segment reporting, we report on six segments:

- "Private and Business Customers" includes branch business with private individuals, professional and business people, private banking, the activities of comdirect bank, the retail banking of Eurohypo and the German Asset Management department (cominvest).
- *"Mittelstand"* presents the results of corporate banking in Germany, the Central and Eastern European region and Asia, as well as the Financial Institutions department.
- "Corporates & Markets" comprises equity and bond-trading activities, trading in derivative instruments, interest-rate and currency management, as well as corporate finance. In addition, this segment is responsible for business involving multinational companies. It also looks after the regions of Western Europe, America and Africa.
- "Commercial Real Estate" presents the results of CommerzLeasing und Immobilien, CORECD, Commerz Grundbesitzgesellschaft (CGG) and Eurohypo's commercial real-estate activities.
- "Public Finance and Treasury" consists of Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg, Eurohypo's public finance business and the Group Treasury department.

- "Others and Consolidation" registers the income and expenses which do not fall within the area of responsibility of the operational business lines. Also included here are the income and expenses required to reconcile the internal accounting control variables used in the segment reporting of the operational business lines to the relevant external accounting data. In addition, this segment covers equity participations which are not assigned to the operational business lines as well as the international asset management activities (Jupiter International Group, Caisse Centrale de Réescompte, Commerzbank Europe (Ireland) and CAM Asia Pacific).

The result generated by each individual segment is measured in terms of the operating profit and the pre-tax profit, as well as the return on equity and the cost/income ratio. Through the presentation of pre-tax profits, minority interests are included in both the result and the average equity tied up. All the revenue for which a segment is responsible is thus reflected in the pre-tax profit.

The return on equity is calculated from the ratio between the operating profit (operating or pre-tax) and the average amount of equity that is tied up. It shows the return on the equity that is invested in a given segment. The cost/income ratio in operating business reflects the cost efficiency of the various segments. It represents the quotient formed by operating expenses and income before provisioning.

Income and expenses are shown such that they reflect the originating unit and appear at market prices, with the market interest rate applied in the case of interest-rate instruments. Net interest income reflects the actual funding costs of the equity participations, which are assigned to the respective segments according to their specific business orientation. The investment yield achieved by the Group on its equity is assigned to the net interest income of the various segments such that it reflects the average amount of equity that is tied up. The interest rate corresponds to that of a risk-free investment in the long-term capital market. The average amount of equity tied up is worked out using the BIS system, based on the established average amount of risk-weighted assets and the capital charges for market risk positions (risk-weighted asset equivalents). At Group level, investors' capital is shown, which is used to calculate the return on equity. The capital backing for risk-weighted assets which we assume for segment reporting purposes is 6%.

Direct and indirect expenditure form the operating expenses which are shown in the operating profit. They consist of personnel costs, other expenses and depreciation of fixed assets and other intangible assets. Restructuring expenses appear below the operating profit in the pre-tax profit. Operating expenses are assigned to the individual segments on the basis of the causation principle. The indirect expenses arising in connection with internal services are charged to the beneficiary or credited to the segment performing the service.

1.1.–31.3.2007 € m	Private and Business Customers	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury	Others and Consolidation	Total
Net interest income	319	333	101	211	68	13	1,045
Provision for possible loan losses	–73	–30	–13	–39	–5	0	–160
Net interest income after provisioning	246	303	88	172	63	13	885
Net commission income	430	187	45	100	–6	91	847
Trading profit	1	21	289	17	–34	7	301
Net result on investments and securities portfolio	2	24	7	0	79	113	225
Other result	–1	1	2	15	1	–8	10
Revenue	*678*	*536*	*431*	*304*	*103*	*216*	*2,268*
Operating expenses	533	270	257	140	26	134	1,360
Operating profit	**145**	**266**	**174**	**164**	**77**	**82**	**908**
Restructuring expenses	–	–	–	–	–	–	–
Pre-tax profit	**145**	**266**	**174**	**164**	**77**	**82**	**908**
Average equity tied up	**2,530**	**2,967**	**2,197**	**4,183**	**1,171**	**419**	**13,467**
Operating return on equity*) (%)	**22.9**	**35.9**	**31.7**	**15.7**	**26.3**	**.**	**27.0**
Cost/income ratio in operating business (%)	**71.0**	**47.7**	**57.9**	**40.8**	**24.1**	**.**	**56.0**
Return on equity of pre-tax profit*) (%)	**22.9**	**35.9**	**31.7**	**15.7**	**26.3**	**.**	**27.0**
Staff (average no.)	11,702	9,396	1,749	1,653	400	9,659	34,559

*) annualized

1.1.–31.3.2006 € m	Private and Business Customers	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury	Others and Consolidation	Total
Net interest income	288	316	93	50	85	–1	831
Provision for possible loan losses	–56	–80	–11	–4	–8	0	–159
Net interest income after provisioning	232	236	82	46	77	–1	672
Net commission income	410	159	48	32	–4	89	734
Trading profit	1	21	282	0	8	8	320
Net result on investments and securities portfolio	1	5	18	0	–14	435	445
Other result	–12	0	8	5	0	–22	–21
Revenue	*632*	*421*	*438*	*83*	*67*	*509*	*2,150*
Operating expenses	495	269	250	34	14	128	1,190
Operating profit	**137**	**152**	**188**	**49**	**53**	**381**	**960**
Restructuring expenses	–	–	–	–	–	–	–
Pre-tax profit	**137**	**152**	**188**	**49**	**53**	**381**	**960**
Average equity tied up	**2,114**	**3,292**	**2,801**	**534**	**973**	**2,477**	**12,191**
Operating return on equity*) (%)	**25.9**	**18.5**	**26.8**	**36.7**	**21.8**	**.**	**31.5**
Cost/income ratio in operating business (%)	**71.9**	**53.7**	**55.7**	**39.1**	**18.7**	**.**	**51.5**
Return on equity of pre-tax profit*) (%)	**25.9**	**18.5**	**26.8**	**36.7**	**21.8**	**.**	**31.5**
Staff (average no.)	11,245	8,982	1,330	1,172	213	8,807	31,749

*) annualized

NOTES TO THE BALANCE SHEET

(9) Claims on banks

	31.3.2007	31.12.2006	Change
	€ m	€ m	in %
due on demand	18,368	16,186	13.5
other claims	54,984	59,085	–6.9
with a remaining lifetime of			
less than three months	21,733	27,070	–19.7
more than three months, but less than one year	11,245	8,525	31.9
more than one year, but less than five years	13,917	15,061	–7.6
more than five years	8,089	8,429	–4.0
Total	**73,352**	**75,271**	**–2.5**
of which: reverse repos and cash collaterals	30,767	32,944	–6.6

(10) Claims on customers

	31.3.2007	31.12.2006	Change
	€ m	€ m	in %
with indefinite remaining lifetime	22,964	19,881	15.5
other claims	272,573	274,590	–0.7
with a remaining lifetime of			
less than three months	42,546	44,723	–4.9
more than three months, but less than one year	35,964	30,658	17.3
more than one year, but less than five years	96,514	99,635	–3.1
more than five years	97,549	99,574	–2.0
Total	**295,537**	**294,471**	**0.4**
of which: reverse repos and cash collaterals	15,700	9,967	57.5

(11) Total lending

	31.3.2007	31.12.2006	Change
	€ m	€ m	in %
Loans to banks	30,744	29,808	3.1
Loans to customers	284,574	286,664	–0.7
Total	**315,318**	**316,472**	**–0.4**

We distinguish loans from claims on banks and customers such that only those claims are shown as loans for which special loan agreements have been concluded with the borrowers. Therefore, interbank money-market transactions and repo transactions, for example, are not shown as loans. Acceptance credits are also included in loans to customers.

(12) Provision for possible loan losses

Development of provisioning	2007	2006	Change
	€ m	€ m	in %
As of 1.1.	**7,918**	**5,650**	**40.1**
Allocations	246	186	32.3
Deductions	391	113	·
Utilized	295	81	·
Reversals	96	32	·
Changes in companies included in consolidation	–	2,415	·
Exchange-rate changes/transfers	6	–6	·
As of 31.3.	**7,779**	**8,132**	**–4.3**

With direct write-downs and income received on previously written-down claims taken into account, the allocations and reversals reflected in the income statement gave rise to a provision of €160m (previous year: €159m); see Note 2.

Level of provisioning	31.3.2007	31.12.2006	Change
	€ m	€ m	in %
Specific valuation allowances	6,572	6,710	–2.1
Portfolio valuation allowances	655	661	–0.9
Provision to cover balance-sheet items	**7,227**	**7,371**	**–2.0**
Provisions in lending business	552	547	0.9
Total	**7,779**	**7,918**	**–1.8**

(13) Assets held for trading purposes

	31.3.2007 €m	31.12.2006 €m	Change in %
Bonds, notes and other interest-rate-related securities	23,220	23,551	–1.4
Shares and other equity-related securities	10,394	7,787	33.5
Promissory notes held for trading purposes	1,577	1,800	–12.4
Positive fair values attributable to derivative financial instruments	53,910	52,389	2.9
Total	**89,101**	**85,527**	**4.2**

(14) Investments and securities portfolio (available-for-sale)

	31.3.2007 €m	31.12.2006 €m	Change in %
Bonds, notes and other interest-rate-related securities	131,836	130,603	0.9
Shares and other equity-related securities	2,419	2,407	0.5
Investments	1,946	1,850	5.2
Investments in associated companies	305	298	2.3
Holdings in subsidiaries	136	133	2.3
Total	**136,642**	**135,291**	**1.0**

(15) Intangible assets

	31.3.2007 €m	31.12.2006 €m	Change in %
Goodwill	954	1,287	–25.9
Other intangible assets	370	393	–5.9
Total	**1,324**	**1,680**	**–21.2**

(16) Fixed assets

	31.3.2007 € m	31.12.2006 € m	Change in %
Land and buildings	830	836	–0.7
Office furniture and equipment	526	552	–4.7
Total	**1,356**	**1,388**	**–2.3**

(17) Other assets

	31.3.2007 € m	31.12.2006 € m	Change in %
Collection items	166	758	–78.1
Precious metals	923	1,013	–8.9
Leased equipment	261	259	0.8
Assets held for sale	1,052	160	·
Assets held as financial investments	244	289	–15.6
Sundry assets, including deferred items	952	739	28.8
Total	**3,598**	**3,218**	**11.8**

(18) Liabilities to banks

	31.3.2007 € m	31.12.2006 € m	Change in %
due on demand	21,343	14,195	50.4
with remaining lifetime of	100,688	111,630	–9.8
less than three months	55,671	73,027	–23.8
more than three months, but less than one year	19,928	12,564	58.6
more than one year, but less than five years	11,032	10,861	1.6
more than five years	14,057	15,178	–7.4
Total	**122,031**	**125,825**	**–3.0**
of which: repos and cash collaterals	38,973	40,503	–3.8

(19) Liabilities to customers

	31.3.2007 € m	31.12.2006 € m	Change in %
Savings deposits	10,621	10,933	–2.9
with agreed period of notice of			
three months	9,900	10,181	–2.8
more than three months	721	752	–4.1
Other liabilities to customers	131,966	130,281	1.3
due on demand	51,610	49,145	5.0
with agreed remaining lifetime of	80,356	81,136	–1.0
less than three months	33,030	34,973	–5.6
more than three months, but less than one year	6,914	5,105	35.4
more than one year, but less than five years	14,474	14,860	–2.6
more than five years	25,938	26,198	–1.0
Total	**142,587**	**141,214**	**1.0**
of which: repos and cash collaterals	9,587	10,783	–11.1

(20) Securitized liabilities

	31.3.2007 € m	31.12.2006 € m	Change in %
Bonds and notes issued	201,805	209,778	–3.8
of which: mortgage *Pfandbriefe*	31,705	33,251	–4.6
public-sector *Pfandbriefe*	122,426	124,913	–2.0
Money-market instruments issued	26,903	18,966	41.8
Own acceptances and promissory notes outstanding	7	9	–22.2
Total	**228,715**	**228,753**	**0.0**

Remaining lifetimes of securitized liabilities	31.3.2007 € m	31.12.2006 € m	Change in %
due on demand	175	61	.
with agreed remaining lifetime of	228,540	228,692	–0.1
less than three months	21,912	25,358	–13.6
more than three months, but less than one year	51,341	47,067	9.1
more than one year, but less than five years	123,988	120,773	2.7
more than five years	31,299	35,494	–11.8
Total	**228,715**	**228,753**	**0.0**

(21) Liabilities from trading activities

	31.3.2007 € m	31.12.2006 € m	Change in %
Currency-related transactions	3,005	3,921	–23.4
Interest-rate-related transactions	44,704	43,515	2.7
Delivery commitments arising from short sales of securities	5,480	3,937	39.2
Sundry transactions	8,452	7,875	7.3
Total	**61,641**	**59,248**	**4.0**

(22) Provisions

	31.3.2007 € m	31.12.2006 € m	Change in %
Provisions for pensions and similar commitments	609	612	–0.5
Other provisions	2,695	2,734	–1.4
Total	**3,304**	**3,346**	**–1.3**

(23) Other liabilities

Other liabilities of €2,604m include obligations arising from still outstanding invoices, deductions from salaries to be passed on and deferred liabilities. In addition, liabilities in an amount of €285m were included in this position, which stand in relation to assets yet to be disposed of.

(24) Subordinated capital

	31.3.2007 € m	31.12.2006 € m	Change in %
Subordinated liabilities	9,226	9,240	–0.2
Profit-sharing rights outstanding	1,354	1,616	–16.2
Deferred interest, including discounts	348	233	49.4
Valuation effects	89	185	–51.9
Total	**11,017**	**11,274**	**–2.3**

(25) Hybrid capital

	31.3.2007 € m	31.12.2006 € m	Change in %
Hybrid capital	3,376	3,389	–0.4
Deferred interest, including discounts	158	132	19.7
Valuation effects	18	19	–5.3
Total	**3,552**	**3,540**	**0.3**

OTHER NOTES

(26) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

	31.3.2007 € m	31.12.2006 € m	Change in %
Core capital	16,117	15,497	4.0
Supplementary capital	9,740	10,224	–4.7
Liable equity capital	**25,857**	**25,721**	**0.5**
Tier III capital	79	77	2.6
Eligible own funds	**25,936**	**25,798**	**0.5**

as of 31.3.2007	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	155,498	18,958	–	17,417	–	–	191,873
Traditional off-balance-sheet business	4,707	26,219	129	997	483	67	32,602
Derivatives business in investment portfolio	–	2,114	–	4,039	–	–	6,153
Risk-weighted assets, total	**160,205**	**47,291**	**129**	**22,453**	**483**	**67**	**230,628**

Risk-weighted market-risk position multiplied by 12.5	4,250
Total items to be risk-weighted	234,878
Eligible own funds	25,936
Core capital ratio (excluding market-risk position)	7.0
Core capital ratio (including market-risk position)	6.9
Own funds ratio (including market-risk position)	11.0

as of 31.12.2006	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	154,690	19,031	–	16,561	–	–	190,282
Traditional off-balance-sheet business	4,294	25,570	133	742	444	71	31,254
Derivatives business in investment portfolio	–	2,117	–	3,953	–	–	6,070
Risk-weighted assets, total	**158,984**	**46,718**	**133**	**21,256**	**444**	**71**	**227,606**

Risk-weighted market-risk position multiplied by 12.5	3,875
Total items to be risk-weighted	231,481
Eligible own funds	25,798
Core capital ratio (excluding market-risk position)	6.8
Core capital ratio (including market-risk position)	6.7
Own funds ratio (including market-risk position)	11.1

(27) Contingent liabilities and irrevocable lending commitments

	31.3.2007 € m	31.12.2006 € m	Change in %
Contingent liabilities	29,870	29,453	1.4
from rediscounted bills of exchange credited to borrowers	10	4	.
from guarantees and indemnity agreements	29,585	29,110	1.6
Other commitments	275	339	–18.9
Irrevocable lending commitments	59,728	49,080	21.7

Provisioning for contingent liabilities and irrevocable lending commitments has been deducted from the respective items.

(28) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

31.3.2007	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	240,586	118,881	70,386	429,853	3,845	3,664
Interest-based forward transactions	1,827,781	1,910,412	1,758,814	5,497,007	50,213	57,567
Other forward transactions	156,592	201,888	28,702	387,182	6,966	8,467
Total	**2,224,959**	**2,231,181**	**1,857,902**	**6,314,042**	**61,024**	**69,698**
of which: traded on a stock exchange	*163,922*	*71,516*	*6,327*			

31.12.2006	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	214,788	116,547	73,929	405,264	4,419	4,567
Interest-based forward transactions	1,859,543	1,866,404	1,685,628	5,411,575	48,238	56,973
Other forward transactions	148,458	192,217	21,917	362,592	6,711	7,890
Total	**2,222,789**	**2,175,168**	**1,781,474**	**6,179,431**	**59,368**	**69,430**
of which: traded on a stock exchange	*142,984*	*62,513*	*7,748*			

(29) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model.

For calculating and managing market risk, historical simulation is used as the value-at-risk model. For a detailed description of our methods, please consult the notes on pages 179 f. of our 2006 annual report.

Portfolio	31.3.2007 € m	31.12.2006 € m
Commerzbank Group	35.3	30.0
Corporates & Markets	24.1	22.6
Treasury	8.1	12.2

(30) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	31.3.2007	31.12.2006	31.3.2007	31.12.2006	31.3.2007	31.12.2006
Assets						
Cash reserve	2.7	6.0	2.7	6.0	–	–
Claims on banks	73.3	75.2	73.4	75.3	–0.1	–0.1
Claims on customers	294.5	294.0	295.5	294.5	–1.0	–0.5
Hedging instruments	7.1	7.0	7.1	7.0	–	–
Assets held for trading purposes	89.1	85.5	89.1	85.5	–	–
Investments and securities portfolio	136.6	135.3	136.6	135.3	–	–
Liabilities						
Liabilities to banks	121.8	125.7	122.0	125.8	–0.2	–0.1
Liabilities to customers	142.2	140.9	142.6	141.2	–0.4	–0.3
Securitized liabilities	228.6	228.8	228.7	228.8	–0.1	0.0
Hedging instruments	13.5	14.1	13.5	14.1	–	–
Liabilities from trading activities	61.6	59.2	61.6	59.2	–	–
Subordinated and hybrid capital	14.6	14.8	14.6	14.8	0.0	0.0

In net terms, the difference between the book value and fair value amounted for all items to €-0.4bn as of March 31, 2007 (31.12.2006: €-0.2bn).

(31) Treasury shares

	Number of shares*) in units	Accounting par value in €1,000	Percentage of share capital
Portfolio on 31.3.2007	367,198	955	0.06
Largest total acquired during the financial year	4,950,540	12,871	0.75
Total shares pledged by customers as collateral on 31.3.2007	2,941,030	7,647	0.45
Shares acquired during the financial year	31,936,220	83,034	–
Shares disposed of during the financial year	33,151,748	86,195	–

*) accounting par value per share: €2.60

BOARDS OF COMMERZBANK AKTIENGESELLSCHAFT

Supervisory Board

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong*)

Daniel Hampel*)

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke*)

Wolfgang Kirsch*)

Werner Malkhoff*)

Prof. h.c. (CHN) Dr. rer. oec.
Ulrich Middelmann

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit
(until January 31, 2007)

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Wolfgang Hartmann

Dr. Achim Kassow

Bernd Knobloch

Klaus M. Patig
(until January 31, 2007)

Michael Reuther

Dr. Eric Strutz

Nicholas Teller

Honorary Chairman
of the Supervisory Board
Dr. Walter Seipp

*) elected by the Bank's employees

Commerzbank AG
Head office
Kaiserplatz
Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann · Wennemar von Bodelschwingh · Sandra Büschken · Ute Heiserer-Jäckel · Simone Nuxoll
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
Nationwide network of branches in Germany

Major group companies and holdings

In Germany
comdirect bank AG, Quickborn
cominvest Asset Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
Eurohypo AG, Eschborn
CommerzLeasing und Immobilien AG, Düsseldorf
Hypothekenbank in Essen AG, Essen
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
Commerz Business Consulting GmbH, Frankfurt am Main
Deutsche Schiffsbank AG, Bremen/Hamburg
Abroad
BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
cominvest Asset Management S.A., Luxembourg
Commerzbank Capital Markets Corporation, New York
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerzbank Zrt., Budapest
Commerz (East Asia) Ltd., Hong Kong
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
P. T. Bank Finconesia, Jakarta

Foreign branches
Amsterdam · Atlanta (agency) · Barcelona · Bratislava · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices
Almaty · Bahrain · Bangkok · Beijing · Beirut · Belgrade · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Ho Chi Minh City · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb

/ disclaimer / RESERVATION REGARDING FORWARD-LOOKING STATEMENTS

This interim report contains forward-looking statements on Commerzbank's business and earnings performance, which are based upon our current plans, estimates, forecasts and expectations. The statements entail risks and uncertainties, as there are a variety of factors which influence our business and to a great extent lie beyond our sphere of influence. Above all, these include the economic situation, the state of the financial markets worldwide and possible loan losses. Actual results and developments may, therefore, diverge considerably from our current assumptions, which, for this reason, are valid only at the time of publication. We undertake no obligation to revise our forward-looking statements in the light of either new information or unexpected events.

COMMERZBANK

SEC File No.
082-02523

CIK 0000852933



Commerzbank

Analyst conference - Q1 2007 results

Dr. Eric Strutz, Chief Financial Officer

Frankfurt, May 9th, 2007

Excellent start in 2007

	Q1`07 vs. Q1`06		Clean[2] Q1`07 vs. Q1`06	
Revenues[1], in € m	**2,428**	+5.2%	**2,351**	+24.7%
Operating profit, in € m	**908**	-5.4%	**831**	+54.7%
Net RoE, in % [3]	**19.6**	-6.7ppts	**17.1**	+5.8ppts
CIR, in %	**56.0**	+4.5ppts	**57.9**	-5.2ppts

[1] before LLP [3] annualized

- High profit level in the underlying business
- Operating profit without disposal gains significantly up
- Considerable rise in commission income
- *Stable cost level despite significant investment programs*
- Continued profit growth at Mittelstand and CRE; strong quarter for PBC and C&M

[2] Clean: without net result on participations

Net interest income maintained on a solid level

Net interest income

in € m



1,060
1,050
975
1,045
229
831
159
225
415
79
160
Q1`06
Q2`06
Q3`06
Q4`06
Q1`07
NII excluding PFT
Loan loss provisions
Pro-forma integration of Eurohypo

- Net interest income excluding PFT up 5% y-o-y
- Increased NII contribution from Mittelstand and C&M (y-o-y)
- Q1 LLP of €160m amount to one quarter of upper LLP guidance for 2007 of <€637m

- Lower proceeds from dividends
- Less NII contribution from PFT compensated by AFS result

Outstanding commission income level attained

Commission income
in € m


38
734
677
718
798
847
Q1`06
Q2`06
Q3`06
Q4`06
Q1`07

Pro-forma integration of Eurohypo

- Continued focus on commission generating business paying off
- Commission income grew 10% y-o-y (like for like)
- Strong increase in securities transactions, asset management business and real estate finance

- FX sales revenue disclosed as commission income (formerly trading profit)

Trading profit sustainably high accompanied by low risk and volatility

Trading profit
in € m


320
337
168
286
301
Q1`06
Q2`06
Q3`06
Q4`06
Q1`07

in €m	Q1`06	Q2`06	Q3`06	Q4`06	Q1`07
Trading profit excl. net result on hedge accounting	314	336	164	280	319

Pro-forma integration of Eurohypo

- Excl. net result on hedge accounting trading profit was up 1.6% (y-o-y)
- C&M exceeded high trading profit of Q1 2006
- Strong client-driven business
- Equity derivatives, credit- and FX trading particularly strong
- Despite volatile stock markets only 1 day of trading loss; low trading VaR level of <€8m

Continued cost discipline

Operating expenses
in € m


Personnel
Depreciation
Others
460
85
815
130
1,190
1,327
1,292
1,395
1,360
Q1`06
Q2`06
Q3`06
Q4`06
Q1`07

in %	Q1`06	Q2`06	Q3`06	Q4`06	Q1`07
CIR	51.5	58.9	63.2	66.3	**56.0**

Pro-forma integration of Eurohypo

- Cost level stable despite significant investments
- Slightly higher marketing expenses
- Full benefit of cost saving programs from 2008 onwards
- CIR of 56% in Q1 2007

Operating profit without disposal gains significantly up

Operating profit
in € m


87
960
537
700
337
631
908
831
Q1'06 Clean Q1'06
Q2'06
Q3'06
Q4'06
Q1'07 Clean Q1'07

- Clean op. profit grew by 55% (y-o-y)
- Strong underlying business drives strong Group performance
- Net gains from disposal of Germanischer Lloyd, Dt. Börse and SAMH
- Most of the other AfS result generated by fixed-income business (PFT)
- Operating RoE of 27%

in %	Q1'06	Q2'06	Q3'06	Q4'06	Q1'07
Op. RoE [1]	31.5	22.9	11.0	20.7	27.0

[ ] Pro-forma integration of Eurohypo
[1] annualized
[2] Clean: without net result on participations

Solid growth path of bottom line profit

Net profit
in € m


743
320
285
217
352
609
532
Q1`06 Clean 2 Q1`06
Q2`06
Q3`06
Q4`06
Q1`07 Clean 2 Q1`07

in %	Q1`06	Q2`06	Q3`06	Q4`06	Q1`07
Net RoE (%) [1]	26.3	10.1	7.7	12.4	**19.6**
EPS (€)	1.13	0.44	0.33	0.53	**0.93**

[1] annualized

[2] clean: without net result on participations

- Profitability raised significantly
- Clean net profit up by 66% y-o-y
- In Q1, EPS reached almost 40% of FY2006
- Q1 2007 tax rate slightly below 30%

Comfortably high capital levels

Revaluation reserve
in € m


1,574
1,118
1,468
1,746
1,658
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07

Regulatory capital (Tier I)

in € m	Mar 2006	Dec 2006	**Mar 2007**
Subscribed capital	1,707	1,705	**1,708**
Reg. Reserves	9,627	9,983	**10,362**
Minority interests (BIS)	935	884	**1,029**
Hybrid capital	2,518	2,925	**3,018**
Total	14,787	15,497	**16,117**

Risk-weighted assets
in € bn

=> Tier I ratio well within target range of 6.5 to 7%


230.8
231.5
234.9
6.4
6.7
6.9
Tier I ratio, in %
Mar 06
Dec 06
Mar 07

Main changes in financial disclosure as of Jan 1st, 2007[1]

1. Asset Management →

- AM will no longer be disclosed separately
  - Domestic AM shown under PBC
  - Real estate AM (CGG) allocated to CRE
  - International AM will be included in Others & Consolidation

2. FX sales →

- FX sales revenue previously booked as trading result is shown under commission income

3. Precious metal operations →

- Precious metals previously allocated to Mittelstand, now reported under C&M

4. Treasury →

- Allocation of stable revenues and associated operating expenses of Treasury on global basis instead of domestic only (Commerzbank, Eurohypo)

[1] 2006 figures shown under new financial disclosure policy

Continued growth at MSB and CRE, strong quarter for PBC and C&M

Operating profit in € m

Private & Business Customers


137
-19
71
-231
36
145
Q1
Q2
Q3 1
Q4
Q1
2006
2007

1 incl. one-off provision of €293m

Mittelstand


152
-10
129
221
312
266
Q1
Q2
Q3
Q4
Q1
2006
2007

Corporates & Markets


188
-8
169
163
113
174
Q1
Q2
Q3
Q4
Q1
2006
2007

Commercial Real Estate


90
49
123
146
152
164
Q1
Q2
Q3
Q4
Q1
2006
2007

Public Finance & Treasury


38
53
112
44
47
77
Q1
Q2
Q3
Q4
Q1
2006
2007

Others & Consolidation


381
96
-6
-29
82
Q1
Q2
Q3
Q4
Q1
2006
2007

[ ] Pro-forma integration of Eurohypo

Growth initiatives paying off: successful start for PBC in 2007

Operating profit
in € m


137
-19
71
-231
36
145
Q1
Q2
Q3
Q4
Q1
2006
2007

Pro-forma integration of Eurohypo

	Q1`06	Q1`06 PF	Q1`07
Ø equity (€ m)	2,114	2,675	**2,530**
Op. RoE* (%)	26	18	**23**
CIR (%)	72	74	**71**

Ø Q1 equity allocation within Group


18.8%

*annualized

Main P&L items

in € m	Q1`06	Q1`06 PF	Q1`07
Net interest income	288	334	**319**
Risk provisioning	-56	-71	**-73**
Commission income	410	408	**430**
Operating expenses	495	525	**533**
Operating profit	137	118	**145**

PF = Pro-forma integration of Eurohypo

- NII decline due to planned reduction of Eurohypo portfolio
- Higher commission income due to strong securities transactions and asset management business
- More than 150,000 net new customers gained y-o-y
- Marketing expenses resulting in slightly higher costs
- comdirect continued growth path; Q1 2007 above record result of previous year
- Strong performance of cominvest, AuM grew by €5bn y-o-y

Continued profit growth at Mittelstand

Operating profit
in € m


152
-10
129
221
312
266
Q1
Q2
Q3
Q4
Q1
2006
2007

	Q1`06	Q1`06 PF	Q1`07
Ø equity (€ m)	3,292	2,840	**2,967**
Op. RoE* (%)	18	20	**36**
CIR (%)	54	55	**48**

Ø Q1 equity allocation within Group


22.0%

*annualized

Main P&L items

in € m	Q1`06	Q1`06 PF	Q1`07
Net interest income	316	306	**333**
Risk provisioning	-80	-80	**-30**
Commission income	159	159	**187**
Operating expenses	269	269	**270**
Operating profit	152	142	**266**

PF = Pro-forma integration of Eurohypo

- NII y-o-y increase primarily due to business expansion of BRE; domestic MSB remains on high level
- Improved credit quality lead to lower LLPs
- Continued increase of commission income driven by domestic business across all products
- Overall costs stable y-o-y : Higher investments for expansion at BRE were offset by efficiency gains in domestic business
- Proceeds from disposal of BRE's AM-unit SAMH (€24m)
- Outstanding operating RoE level of 36%

Corporates & Markets maintain high profit level of previous year

Operating profit
in € m


188
-8
169
163
113
174
Q1
Q2
Q3
Q4
Q1
2006
2007

	Q1`06	Q1`06 PF	Q1`07
Ø equity (€ m)	2,801	2,402	**2,197**
Op. RoE* (%)	27	30	**32**
CIR (%)	56	57	**58**

Ø Q1 equity allocation within Group


16.3%

*annualized

Main P&L items

in € m	Q1`06	Q1`06 PF	Q1`07
Net interest income	93	85	**101**
Risk provisioning	-11	-11	**-13**
Commission income	48	48	**45**
Trading profit	282	282	**289**
Operating expenses	250	250	**257**
Operating profit	188	180	**174**

PF = Pro-forma integration of Eurohypo

- NII increase driven mainly by multinational business and Western Europe
- Higher lending and deposit margins in CRM
- Trading profit exceeded strong Q1 2006 level driven by equity derivatives, credit- and FX trading
- Continued disciplined cost management
- Reduction of capital employed thanks to syndication activities
- C&M a strong value driver for the Group

CRE: Strong focus on fee generating business continues to pay off

Operating profit
in € m


90
49
123
146
152
164
Q1
Q2
Q3
Q4
Q1
2006
2007
Pro-forma integration of Eurohypo

	Q1`06	Q1`06 PF	Q1`07
Ø equity (€ m)	534	4,000	**4,183**
Op. RoE* (%)	37	14	**16**
CIR (%)	39	41	**41**

Ø Q1 equity allocation within Group


31.1%

*annualized

Main P&L items

in € m	Q1`06	Q1`06 PF	Q1`07
Net interest income	50	212	**211**
Risk provisioning	-4	-41	**-39**
Commission income	32	74	**100**
Operating expenses	34	127	**140**
Operating profit	49	139	**164**

PF = Pro-forma integration of Eurohypo

- New business at €11bn increased by 28% y-o-y
- One third of new business securitized and syndicated
- Continued trend to "buy and manage" business model paying off
- Outstanding commission income level achieved
- Investments in international expansion causing higher expenses
- Significantly higher asset volume and management fees at CGG

PFT: satisfactory performance given unfavourable markets

Operating profit
in € m


38
53
112
44
47
77
Q1
Q2
Q3
Q4
Q1
2006
2007

Pro-forma integration of Eurohypo

	Q1`06	Q1`06 PF	Q1`07
Ø equity (€ m)	973	1,093	**1,171**
Op. RoE* (%)	22	33	**26**
CIR (%)	19	18	**24**

Ø Q1 equity allocation within Group


8.7%

*annualized

Main P&L items

in € m	Q1`06	Q1`06 PF	Q1`07
Net interest income	85	129	**68**
Trading profit	8	-7	**-34**
AfS Result	-14	4	**79**
Operating expenses	14	21	**26**
Operating profit	53	91	**77**

PF = Pro-forma integration of Eurohypo

- NII, trading and AfS result to be considered together, due to the offsetting impact of derivatives and swaps (IFRS 39)
- Y-o-y drop in NII due to lower gains realised on promissory notes
- Improved result on investments and securities portfolio

Others & Consolidation (incl. international Asset Management units)

Operating profit
in € m


381
96
-6
-29
82
Q1
Q2
Q3
Q4
Q1
2006
2007
Pro-forma integration of Eurohypo

	Q1'06	Q1'06 PF	Q1'07
Ø equity (€ m)	2,477	-819	419
Op. RoE* (%)	.	.	.
CIR (%)	.	.	.

Ø Q1 equity allocation within Group


3.1%

*annualized

Main P&L items

in € m	Q1'06	Q1'06 PF	Q1'07
Net interest income	-1	-6	13
Commission income	89	89	91
AfS Result	435	435	113
Operating expenses	128	128	134
Operating profit	381	377	82

PF = Pro-forma integration of Eurohypo

- Net results from disposal of Germ. Lloyd and Dt. Börse
- Operating profit contribution of international AM units roughly €20m
- Closing of Jupiter sale expected to be in Q3

Well positioned for future growth

1. Group
- Track record of delivering on targets
- Well balanced and integrated business mix
- Strong focus on core competencies

2. Positioning
- Leading position in the German banking market
- High potential for further organic and external growth
- Reputation for high quality and innovative service
- Building on strong position in CEE

3. Economy

High exposure to strong German economy leads to …
- … increased growth momentum
- … upside potential given our conservative risk management

Commerzbank well positioned to further enhance shareholder value

Appendix 1

Quarterly results in new Group structure

Commerzbank Group
Quarterly results in new Group structure

	Q1 2006 pro forma	Q2 2006	Q3 2006	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007
Net interest income	1,060	1,060	1,050	975	4,145	1,045
Provision for possible loan losses	-211	-225	-415	-79	-930	-160
Net interest income after provisioning	849	835	635	896	3,215	885
Net commission income	772	677	718	798	2,965	847
Trading profit*	320	337	168	286	1,111	301
Net result on investments and securities portfolio	446	184	91	50	771	225
Other result	-20	-6	17	-4	-13	10
Revenue	*2,367*	*2,027*	*1,629*	*2,026*	*8,049*	*2,268*
Operating expenses	1,320	1,327	1,292	1,395	5,334	1,360
Operating profit	**1,047**	**700**	**337**	**631**	**2,715**	**908**
Regular amortization of goodwill	0	0	0	0	0	0
Restructuring expenses	0	214	0	39	253	0
Pre-tax profit	**1,047**	**486**	**337**	**592**	**2,462**	**908**
Average equity tied up	**12,191**	**12,217**	**12,207**	**12,197**	**12,203**	**13,467**
Operating return on equity (%)	**34.4%**	**22.9%**	**11.0%**	**20.7%**	**22.2%**	**27.0%**
Cost/income ratio in operating business (%)	**51.2%**	**58.9%**	**63.2%**	**66.3%**	**59.4%**	**56.0%**
Return on equity of pre-tax profit (%)	**34.4%**	**15.9%**	**11.0%**	**19.4%**	**20.2%**	**27.0%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Private and Business Customers
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	Q3 2006	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007
Net interest income	334	328	336	328	1,326	319
Provision for possible loan losses	-71	-72	-381	-76	-600	-73
Net interest income after provisioning	263	256	-45	252	726	246
Net commission income	408	344	340	324	1,416	430
Trading profit*	1	2	0	1	4	1
Net result on investments and securities portfolio	-17	0	-1	-1	-19	2
Other result	-12	-4	-1	2	-15	-1
Revenue	*643*	*598*	*293*	*578*	*2,112*	*678*
Operating expenses	525	527	524	542	2,118	533
Operating profit	**118**	**71**	**-231**	**36**	**-6**	**145**
Regular amortization of goodwill	0	0	0	0	0	0
Restructuring expenses	0	96	0	39	135	0
Pre-tax profit	**118**	**-25**	**-231**	**-3**	**-141**	**145**

Average equity tied up	**2,675**	**2,649**	**2,626**	**2,586**	**2,634**	**2,530**
Operating return on equity (%)	**17.6%**	**10.7%**	**-35.2%**	**5.6%**	**-0.2%**	**22.9%**
Cost/income ratio in operating business (%)	**73.5%**	**78.7%**	**77.7%**	**82.9%**	**78.1%**	**71.0%**
Return on equity of pre-tax profit (%)	**17.6%**	**-3.8%**	**-35.2%**	**-0.5%**	**-5.4%**	**22.9%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Mittelstand
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	Q3 2006	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007
Net interest income	306	287	328	343	1,264	333
Provision for possible loan losses	-80	-81	-13	46	-128	-30
Net interest income after provisioning	226	206	315	389	1,136	303
Net commission income	159	165	163	188	675	187
Trading profit*	21	20	19	23	83	21
Net result on investments and securities portfolio	5	0	0	2	7	24
Other result	0	-1	-3	-1	-5	1
Revenue	*411*	*390*	*494*	*601*	*1,896*	*536*
Operating expenses	269	261	273	289	1,092	270
Operating profit	**142**	**129**	**221**	**312**	**804**	**266**
Regular amortization of goodwill	0	0	0	0	0	0
Restructuring expenses	0	0	0	0	0	0
Pre-tax profit	**142**	**129**	**221**	**312**	**804**	**266**
Average equity tied up	**2,840**	**2,866**	**2,838**	**2,932**	**2,869**	**2,967**
Operating return on equity (%)	**20.0%**	**18.0%**	**31.1%**	**42.6%**	**28.0%**	**35.9%**
Cost/income ratio in operating business (%)	**54.8%**	**55.4%**	**53.8%**	**52.1%**	**54.0%**	**47.7%**
Return on equity of pre-tax profit (%)	**20.0%**	**18.0%**	**31.1%**	**42.6%**	**28.0%**	**35.9%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Corporates & Markets
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	Q3 2006	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007
Net interest income	85	76	90	87	338	101
Provision for possible loan losses	-11	-9	27	4	11	-13
Net interest income after provisioning	74	67	117	91	349	88
Net commission income	48	38	50	62	198	45
Trading profit*	282	281	193	198	954	289
Net result on investments and securities portfolio	18	10	2	-1	29	7
Other result	8	20	21	-6	43	2
Revenue	*430*	*416*	*383*	*344*	*1,573*	*431*
Operating expenses	250	247	220	231	948	257
Operating profit	**180**	**169**	**163**	**113**	**625**	**174**
Regular amortization of goodwill	0	0	0	0	0	0
Restructuring expenses	0	3	0	0	3	0
Pre-tax profit	**180**	**166**	**163**	**113**	**622**	**174**

Average equity tied up	**2,402**	**2,334**	**2,260**	**2,180**	**2,294**	**2,197**
Operating return on equity (%)	**30.0%**	**29.0%**	**28.8%**	**20.7%**	**27.2%**	**31.7%**
Cost/income ratio in operating business (%)	**56.7%**	**58.1%**	**61.8%**	**67.9%**	**60.7%**	**57.9%**
Return on equity of pre-tax profit (%)	**30.0%**	**28.4%**	**28.8%**	**20.7%**	**27.1%**	**31.7%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Commercial Real Estate
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	Q3 2006	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007
Net interest income	212	222	209	232	875	211
Provision for possible loan losses	-41	-55	-41	-48	-185	-39
Net interest income after provisioning	171	167	168	184	690	172
Net commission income	74	65	85	111	335	100
Trading profit*	15	3	9	10	37	17
Net result on investments and securities portfolio	1	4	2	-3	4	0
Other result	5	18	8	-5	26	15
Revenue	*266*	*257*	*272*	*297*	*1,092*	*304*
Operating expenses	127	134	126	145	532	140
Operating profit	**139**	**123**	**146**	**152**	**560**	**164**
Regular amortization of goodwill	0	0	0	0	0	0
Restructuring expenses	0	13	0	0	13	0
Pre-tax profit	**139**	**110**	**146**	**152**	**547**	**164**
Average equity tied up	**4,000**	**4,040**	**3,957**	**4,067**	**4,016**	**4,183**
Operating return on equity (%)	**13.9%**	**12.2%**	**14.8%**	**14.9%**	**13.9%**	**15.7%**
Cost/income ratio in operating business (%)	**41.4%**	**42.9%**	**40.3%**	**42.0%**	**41.7%**	**40.8%**
Return on equity of pre-tax profit (%)	**13.9%**	**10.9%**	**14.8%**	**14.9%**	**13.6%**	**15.7%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Public Finance & Treasury
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	Q3 2006	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007
Net interest income	129	117	113	14	373	68
Provision for possible loan losses	-8	-8	-7	-5	-28	-5
Net interest income after provisioning	121	109	106	9	345	63
Net commission income	-6	-13	-7	-4	-30	-6
Trading profit*	-7	4	-54	24	-33	-34
Net result on investments and securities portfolio	4	32	24	51	111	79
Other result	0	2	-2	2	2	1
Revenue	*112*	*134*	*67*	*82*	*395*	*103*
Operating expenses	21	22	23	35	101	26
Operating profit	**91**	**112**	**44**	**47**	**294**	**77**
Regular amortization of goodwill	0	0	0	0	0	0
Restructuring expenses	0	6	0	0	6	0
Pre-tax profit	**91**	**106**	**44**	**47**	**288**	**77**
Average equity tied up	**1,093**	**1,067**	**1,053**	**1,083**	**1,074**	**1,171**
Operating return on equity (%)	**33.3%**	**42.0%**	**16.7%**	**17.4%**	**27.4%**	**26.3%**
Cost/income ratio in operating business (%)	**17.5%**	**15.5%**	**31.1%**	**40.2%**	**23.9%**	**24.1%**
Return on equity of pre-tax profit (%)	**33.3%**	**39.7%**	**16.7%**	**17.4%**	**26.8%**	**26.3%**

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Others and Consolidation
Quarterly results in new Group structure

Mio. Euro	Q1 2006 pro forma	Q2 2006	Q3 2006	Q4 2006	Q1 - Q4 2006 pro forma	Q1 2007
Net interest income	-6	30	-26	-29	-31	13
Provision for possible loan losses	0	0	0	0	0	0
Net interest income after provisioning	-6	30	-26	-29	-31	13
Net commission income	89	78	87	117	371	91
Trading profit*	8	27	1	30	66	7
Net result on investments and securities portfolio	435	138	64	2	639	113
Other result	-21	-41	-6	4	-64	-8
Revenue	*505*	*232*	*120*	*124*	*981*	*216*
Operating expenses	128	136	126	153	543	134
Operating profit	**377**	**96**	**-6**	**-29**	**438**	**82**
Regular amortization of goodwill	0	0	0	0	0	0
Restructuring expenses	0	96	0	0	96	0
Pre-tax profit	**377**	**0**	**-6**	**-29**	**342**	**82**

Average equity tied up	**-819**	**-739**	**-527**	**-651**	**-684**	**419**
Operating return on equity (%)	.	.	.	.	.	.
Cost/income ratio in operating business (%)	.	.	.	.	.	.
Return on equity of pre-tax profit (%)	.	.	.	.	.	.

*) since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the quarterly figures have been restated accordingly

Appendix 2

Group equity definitions

Group equity definitions

Reconciliation of equity definitions		Equity basis for RoE
Equity definitions in € m	**Mar-2007**	
Subscribed capital	1,708	
Capital reserve	5,707	
Retained earnings	5,165	
Reserve from currency translation	-143	
Investors' capital without minorities	**12,437**	**Basis for RoE on net profit**
Minority interests (IFRS)*	1,105	
Investors' Capital	**13,542**	**Basis for operating RoE and pre-tax RoE**
Change in consolidated companies; goodwill; consolidated net profit minus portion of dividend; others	-443	
BIS core capital without hybrid capital	**13,099**	
Hybrid capital	3,018	
BIS Tier I capital	**16,117**	

* excluding:
- Revaluation reserve
- Cash flow hedges
- Consolidated profit

COMMERZBANK



For more information, please contact:

Jürgen Ackermann (Head of IR)
P: +49 69 136 22338
M: juergen.ackermann@commerzbank.com

Sandra Büschken (Deputy Head of IR)
P: +49 69 136 23617
M: sandra.bueschken@commerzbank.com

Wennemar von Bodelschwingh
P: +49 69 136 43611
M: wennemar.vonbodelschwingh@commerzbank.com

Ute Heiserer-Jäckel
P: +49 69 136 41874
M: ute.heiserer-jaeckel@commerzbank.com

Simone Nuxoll
P: +49 69 136 45660
M: simone.nuxoll@commerzbank.com

Stefan Philippi
P: +49 69 136 45231
M: stefan.philippi@commerzbank.com

Andrea Flügel (Assistant)
P: +49 69 136 22255
M: andrea.fluegel@commerzbank.com

www.commerzbank.com/ir

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